Filed Pursuant to Rule 424(b)(3)
Registration No. 333-199125

NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 9 DATED JULY 8, 2015
TO THE PROSPECTUS DATED FEBRUARY 6, 2015

This Supplement No. 9 supplements, and should be read in conjunction with, our prospectus dated February 6, 2015, as supplemented by Supplement No. 1 dated February 25, 2015, Supplement No. 2 dated March 27, 2015, Supplement No. 3 dated April 7, 2015, Supplement No. 4 dated April 15, 2015, Supplement No. 5 dated May 14, 2015, Supplement No. 6 dated May 26, 2015, Supplement No. 7 dated June 5, 2015 and Supplement No. 8 dated July 1, 2015. Defined terms used in this Supplement No. 9 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 9 is to disclose:

•	the status of our current public offering;

•	the completion of a joint venture investment; and

•	the completion of a mezzanine loan investment.

Status of Our Current Public Offering
Following the completion of our $1.1 billion initial public offering of common stock, we commenced our follow-on public offering of $700.0 million in shares of common stock on February 6, 2015, of which up to $500.0 million in shares are being offered pursuant to our primary offering and up to $200.0 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of July 7, 2015, we received and accepted subscriptions in our offering for 16.6 million shares, or $167.9 million, including 0.2 million shares, or $1.6 million, sold to NorthStar Realty Finance Corp. As of July 7, 2015, 53.0 million shares remain available for sale pursuant to our offering, including shares offered pursuant to our DRP. Our primary offering is expected to terminate on the earlier of the date that all of the shares offered in the offering are sold and February 6, 2017, unless extended by our board of directors as permitted under applicable law and regulations.

Completion of a Joint Venture Investment
On July 1, 2015, we, together with Formation Capital, LLC, or Formation, and Safanad Management Limited, or Safanad, which we refer to collectively as the investors, completed the acquisition, or the acquisition, of the U.S.-based operations of Extendicare International Inc., or Extendicare, including a portfolio of 158 senior housing and care facilities, or the portfolio, for a total cost of approximately $1.1 billion, including closing costs and other expenses, pre-funded capital expenditures and certain adjustments for working capital and other items related to the closing of the acquisition. In connection with the acquisition, as discussed below, through a subsidiary of our operating partnership, we also originated a $75 million mezzanine loan, or the mezzanine loan. To fund our share of the acquisition and the mezzanine loan, we invested approximately $130.0 million with proceeds from our public offerings of common stock.
The facilities comprising the portfolio consist of 152 skilled nursing facilities and six assisted living facilities with over 15,000 beds located across 12 states, with the largest concentrations in Indiana, Kentucky, Ohio, Michigan and Wisconsin. As of March 31, 2015, the portfolio’s overall resident occupancy was approximately 83%. Prior to or in connection with the acquisition, the facilities were leased to five third party operators pursuant to long-term net leases. We believe that the properties comprising the portfolio are suitable for their intended purpose and are adequately covered by insurance. These properties compete for tenants and residents with a number of properties providing comparable services in their respective markets, whose relative performance, along with other factors, could impact the future operating results of the portfolio. We have no plans for any material renovations, improvements or development with respect to the portfolio, except in accordance with planned budgets.
The acquisition was completed through the purchase of all of the outstanding shares of Extendicare Holdings Inc., or EHI, the subsidiary through which Extendicare conducted its U.S.-based operations, by FC Domino Acquisition, LLC, or the purchaser, which is a joint venture, or the joint venture, indirectly owned 36.67% by us, 46.66% by affiliates of Safanad and 16.67% by affiliates of Formation.

The investors hold their interests in the joint venture through (i) a limited liability company in which our subsidiary and an affiliate of Formation are the sole members, or the NSHI-FC JV, and (ii) a limited partnership in which the NSHI-FC JV and an affiliate of Safanad are the limited partners, or the Safanad JV. The purchaser is, in turn, an indirect wholly owned subsidiary of the Safanad JV. The day-to-day affairs of the joint venture will be managed by an affiliate of Formation. However, in accordance with an investment committee agreement among our subsidiary and affiliates of Formation and Safanad, or the investment committee agreement, certain significant decisions will be made by an investment committee, on which each of Formation, Safanad and us will be represented. Under the terms of the limited liability company agreement of the NSHI-FC JV and the limited partnership agreement of the Safanad JV (such agreements, together with the investment committee agreement, are referred to as the joint venture governing documents), distributions of capital and other proceeds will generally be pro rata subject to certain incentive distributions payable to affiliates of Formation and Safanad after certain performance thresholds have been satisfied. The joint venture governing documents also contain customary forced sale and other liquidity provisions.
In connection with the acquisition, the purchaser directly or indirectly assumed: (i) $527.2 million in the aggregate of senior secured loans by the U.S. Department of Housing and Urban Development, or HUD, with an average fixed interest rate of 3.79% (plus 0.50% mortgage insurance premium) and a weighted average remaining term of 29 years, (ii) a $98.4 million senior secured loan by The PrivateBank and Trust Company, with a floating interest rate of 4.75% over the one-month London Interbank Offered Rate, or LIBOR, and a remaining term of 47 months and (iii) a $60.0 million first lien senior secured loan with General Electric Capital Corporation, or GE, with a floating interest rate of 3.75% over the three-month LIBOR and a term of five years. In addition, in connection with the acquisition, the purchaser, EHI and/or certain of its subsidiaries entered into an $87.3 million second lien senior secured loan with GE, with a floating interest rate of 3.75% over the three-month LIBOR and a term of five years, and a $38.5 million senior secured loan with Pacific Western Bank, or PacWest, with a floating interest rate of 4.50% over the one-month LIBOR and a term of three years (with a two-year extension). In addition, the purchaser obtained the mezzanine loan from us, as more fully described below.
Completion of a Mezzanine Loan Investment
In connection with the acquisition, through a subsidiary of our operating partnership, we originated the mezzanine loan to the purchaser, secured by a pledge of the outstanding shares of EHI. The mezzanine loan bears interest at a fixed rate of 10.0% per year and was originated at a 1.0% discount. In addition, we earned a commitment fee equal to 0.75% of the outstanding principal amount of the mezzanine loan.
The term of the mezzanine loan is 67 months. The mezzanine loan may be prepaid during the first 36 months, subject to the payment of a yield maintenance premium that can in no event be less than 1% of the outstanding principal balance. If the mezzanine loan is prepaid during months 37-48, the borrower must pay a prepayment penalty equal to 3% of the amount prepaid. Thereafter, the mezzanine loan may be prepaid in whole or in part without penalty. The underlying loan agreement requires the borrower to comply with various financial and other covenants. In addition, the loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.
The loan-to-cost ratio, or LTC ratio, of the mezzanine loan is approximately 83%. The LTC ratio is the aggregate amount loaned to the borrower net of reserves funded and controlled by us and our affiliates, if any, over the total cost of the acquisition.

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